[ SHEPPARD, MULLIN, RICHTER & HAMPTON LLP LETTERHEAD ]

April 9, 2007

VIA EDGAR CORRESPONDENCE AND OVERNIGHT COURIER

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 3561 Washington, D.C. 20549 Attention: H. Christopher Owings Assistant Director

Re:	DGSE Companies, Inc.
Registration Statement on Form S-4
Filed February 26, 2007
File No. 333-140890

Dear Mr. Owings:

On behalf of DGSE Companies, Inc. (DGSE), we are responding to the comments in a letter from the Securities and Exchange Commission, dated March 28, 2007, addressed to Dr. L.S. Smith, Chairman and Chief Executive Officer of DGSE. The responses should be read in conjunction with Amendment No. 1 (the “First Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), also being filed on the date hereof.

To facilitate your review of DGSE’s responses to your comments, we have numbered the paragraphs in the following discussion to correspond to the numbering of the paragraphs of your letter dated March 28, 2007. DGSE’s responses to the comments are italicized.

We note that our firm had a telephone conversation with Kurt Murao, Staff Attorney, on April 2, 2007. In addition, on April 2, 2007, our firm sent proposed disclosure relating to comments 4 and 6 to Mr. Kurt Murao. A complete copy of this communication is attached as Annex I to this letter. On April 6, 2007, our firm had an additional telephone conversation with Mr. Murao in regards to the proposed disclosure sent on April 2. The responses to comments 4, 6 and 8 reflect these conversations and the written communication.

Securities and Exchange Commission
April 9, 2007

Form S-4

Summary, page 1

1. We note your Q&A entitled “What is the impact of the support agreements on the voting?” and that 51.7% of the outstanding shares of DGSE common stock have entered into a support agreement and 75.6% of the outstanding shares of Superior have entered into a support agreement. Because you have indicated that they plan on voting in favor of the merger, please indicate specifically that the vote approving the merger is assured. Please consider similar revisions to the Q&As entitled “What DGSE stockholder approvals are required to approve the DGSE proposals?” and “What Superior stockholder approvals are required to approve the Superior proposals?”

Issuer’s Response

DGSE has updated the Registration Statement to indicate specifically that the vote approving the merger is assured. Please see pages 7, 10 and 11 of the First Amendment.

DGSE Proposal No. 1 and Superior Proposal No. 1 - the Combination, page 39

2. Please elaborate upon your “Background” discussion to explain how the parties arrived at the final fixed exchange ratio and why a revision was made to the terms of the original transaction that was announced on July 17, 2006.

Issuer’s Response

DGSE has updated the Registration Statement to elaborate on the “Background” discussion to explain why a revision was made to the terms of the original transaction that was announced on July 17, 2006 and how the final fixed exchange ratio was agreed. Please see page 41 of the First Amendment.

3. In various places throughout this discussion you refer to the new directors to be appointed to the Board as “independent.” Clarify what you mean by this reference. Is this your definition or is this the definition as applied by the listing standards of NASDAQ? If this constitutes your definition, briefly define it for readers.

Securities and Exchange Commission
April 9, 2007

Issuer’s Response

DGSE has updated the Registration Statement to clarify that the use of the term “independent” is based on the definition provided in Rule 4200 of the Nasdaq Marketplace Rules. Please see pages 4, 26, 53, 54, 70 and 108 of the First Amendment.

The Merger Agreement, page 62

4. We note your disclosure that the merger agreement is “[n]ot intended to provide any other factual information about DGSE or Superior.” We also note your disclosure in the first paragraph of the amended and restated merger agreement, filed as Annex A, that “No person, other than the parties to the merger agreement, are entitled to rely on the representations contained in the merger agreement.” Please revise to remove any potential implication that the referenced merger agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws.

Issuer’s Response

DGSE has updated the Registration Statement to clarify that terms of the merger agreement constitute public disclosure under the federal securities laws of the terms of the merger agreement. Please see page 62, 65 and the first page of Annex A of the First Amendment.

5. We note your disclosure that “[i]nformation concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the public disclosures of DGSE.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please confirm your understanding in this regard.

Issuer’s Response

DGSE confirms its understanding that DGSE is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements of fact included in the proxy statement not materially misleading.

Representations and Warranties, page 65

6. We note your disclosure that shareholders “[s]hould not rely on the representations and warranties as current characterizations of factual information about DGSE and Superior.” It appears that this sentence was included because the representations and warranties are subject to exceptions and qualifications in the merger agreement or disclosure schedules, as discussed in the previous sentence. If so, please revise this sentence to clearly indicate this. Otherwise, please revise to remove any potential implication that the referenced merger agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws.

Securities and Exchange Commission
April 9, 2007

Issuer’s Response

DGSE has updated the Registration Statement to clarify that the disclosure of the terms of the merger agreement constitutes public disclosure under the federal securities laws. Please see page 62, 65 and the first page of Annex A of the First Amendment.

Support Agreements, page 69

7. We note that you have entered into a support agreement with SIBL and “some individual stockholders of Superior” whereby they have agreed to vote all of their shares of Superior common stock in favor of the merger and related transactions. Please provide us your analysis as to why the lock-up of such shares is consistent with our previous guidance. In this regard, see Section VIII,A.9 of the Current Issues Outline (November 14, 2000) which addresses the execution of lock-up agreements in connection with business combination transactions. Specifically, tell us why you believe it is appropriate to expand the lock-up group to the “individual stockholders of Superior” that are a party to this agreement.

Issuer’s Response

The following individual stockholders of Superior have entered into the support agreement: Silvano DiGenova, the former chairman and chief executive officer of Superior and its second largest stockholder, and four sophisticated individuals who are key employees of a company under common control with SIBL, which is Superior’s largest stockholder and its principal lender. These four individuals provide assistance to SIBL in connection with SIBL’s transactions with Superior, and obtained their Superior shares from SIBL.

DGSE supplementally advises the staff that Mr. DiGenova holds approximately 18.3% of Superior’s outstanding shares of common stock, SIBL holds approximately 50.5% of Superior’s outstanding shares of common stock and DGSE holds approximately 4.1% of Superior’s outstanding shares of common stock.

Superior Proposal No. 2 - Appointment and Constitution of Stanford International Bank Ltd. as Stockholder Agent under the Merger Agreement and Escrow Agreement, page 84

8. Please elaborate upon this discussion to explain the rationale behind and significance of approving the appointment of a stockholder agent. Further, explain what rights, if any, stockholders will cease to be able to exercise of their own accord as a result of the appointment of a stockholder agent under the Merger Agreement or Escrow Agreement.

Issuer’s Response

Please see the additional disclosure relating to the proposal to appoint the stockholder agent on page 85 of the First Amendment.

Securities and Exchange Commission
April 9, 2007

Signature page

9. Please identify your controller or principal accounting officer, consistent with Instruction 1 to Form S-4.

Issuer’s Response

DGSE’s principal accounting officer has been identified and has signed the Registration Statement in that capacity. Please see the signature page of the First Amendment.

Legality Opinion - Exhibit 5.1

10. Please advise us as to why you believe that your legality opinion has been appropriately rendered considering it does not opine as to the issuance of the warrants as binding obligations under the state contract law governing the warrant agreement or, in this case, Texas. We note that your opinion is “premised upon the result that would be obtained if a California court were to apply the internal laws of the State of California to the interpretation and enforcement of the Stanford Warrants,” however, this does not appear to be sufficient for purposes of rendering an opinion as to the binding nature of the instrument.

Issuer’s Response

Our firm has updated our legal opinion to remove the referenced premise. Please see the revised Exhibit 5.1 filed with the First Amendment.

* * * *

Securities and Exchange Commission
April 9, 2007

If you have any questions, please do not hesitate to contact the undersigned at (858) 720-8942.

Very truly yours, /s/ John J. Hentrich
SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
W02-WEST:6AFP1\400251906.3
Attachment

cc:	Securities and Exchange Commission
Kurt Murao, Staff Attorney (via facsimile)
Mara Ransom, Legal Branch Chief (via facsimile)

DGSE Companies, Inc.
Dr. L.S. Smith
John Benson

ANNEX I
[ SHEPPARD, MULLIN, RICHTER & HAMPTON LETTERHEAD ]

April 2, 2007

VIA E-MAIL

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 3561 Washington, D.C. 20549 Attention: Kurt Murao

Re:	DGSE Companies, Inc.
Registration Statement on Form S-4
Filed February 26, 2007
File No. 333-140890

Dear Mr. Murao:

We are responding in part to the comments in a letter from the Securities and Exchange Commission, dated March 28, 2007, addressed to Dr. L.S. Smith, Chairman and Chief Executive Officer of DGSE Companies, Inc. Pursuant to our telephone conversation earlier today, in regards to comments 4 and 6, we propose to use the following disclosure concerning the significance of the representations and warranties contained in the merger agreement:

The merger agreement contains representations and warranties made by DGSE and Superior which DGSE and Superior negotiated with each other. The assertions which appear to be embodied in these representations and warranties are qualified by information in confidential disclosure schedules that DGSE and Superior have exchanged in connection with signing the merger agreement. Neither DGSE nor Superior is required under SEC rules to disclose these disclosure schedules publicly. These disclosure schedules contain information that modifies, qualifies and creates exceptions to these representations and warranties. Moreover, some of these representations and warranties may not be complete or accurate because they are subject to a contractual standard of materiality that is different from that generally applicable under federal or state securities laws. In addition, some of these representations and warranties may not be complete or accurate because they are intended primarily to allocate risks between DGSE and Superior, rather than to make assertions or statements of fact. The use of representations and warranties to allocate risks is a standard device in merger and similar agreements. In addition, these representations and warranties were made as of a particular date and the relevant facts concerning the two companies may have changed since that date. Some of the intervening changes in facts may be reflected in public disclosure made by the companies since the particular date of these representations and warranties. Accordingly, for each of the foregoing reasons, you should not construe these representations and warranties as embodying the actual state of facts about DGSE or Superior, whether as of the date of the merger agreement or at any other date.

Kurt Murao
April 2, 2007

We would appreciate your comments on this proposed disclosure, particularly whether it satisfactorily addresses the concerns expressed in the two above-referenced comments.

Please feel free to contact me at 858-720-7407 or by reply e-mail with any questions or comments.

Very truly yours, /s/ Andreas F. Pour

W02-WEST:6AFP1\400254703.1

cc:	Dr. L.S. Smith